Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

U.S.A.

China Renaissance Securities (Hong Kong) Limited

Units 8107-08, Level 81, International Commerce Centre

1 Austin Road West, Kowloon

Hong Kong

As representatives of the prospective underwriters

VIA EDGAR

June 15, 2021

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Cara Wirth

Mr. Dietrich King

Mr. Scott Stringer

Ms. Linda Cvrkel

Re:	AiHuiShou International Co. Ltd. (the “Company”) (CIK No. 0001838957)

Registration Statement on Form F-1, as amended (Registration No. 333-256615)

Registration Statement on Form 8-A (Registration No. 001- 40486)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 4:00 p.m., Eastern Daylight Time on June 17, 2021, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933 as amended, we wish to advise you that between June 11, 2021 and the date hereof, approximately 1,200 copies of the preliminary prospectus of the Company dated June 11, 2021 were distributed to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representatives of the prospective underwriters

Goldman Sachs (Asia) L.L.C.

By:	/s/ Eric Liu
Name:	Eric Liu
Title:	Managing Director

BofA Securities, Inc.

By:	/s/ Catherine Wang
Name:	Catherine Wang
Title:	Managing Director

China Renaissance Securities (Hong Kong) Limited

By:	/s/ Ike Song
Name:	Ike Song
Title:	Managing Director

[Underwriters’ Acceleration Request]